Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator

Mohawk Carpet, LLC

Retirement Savings Plan II:

We consent to the incorporation by reference in the registration statement (No. 33-87998) on Form S-8 of Mohawk Industries, Inc. of our report dated June 26, 2012, with respect to the statements of net assets available for plan benefits of the Mohawk Carpet, LLC Retirement Savings Plan II as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule of schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Mohawk Carpet, LLC Retirement Savings Plan II.

/s/ KPMG LLP

Atlanta, Georgia

June 26, 2012